Exhibit 99.1

International Data Corporation

December 2, 2016

Alteryx, Inc.

3345 Michelson Drive, Suite 400

Irvine, California 92612

Alteryx, Inc. (the “Company”) has requested that International Data Corporation (“IDC”) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission. In response to such request, please be advised as follows:

1. IDC consents to the use and reference to IDC’s name and to the reports entitled “The Digital Universe of Opportunities: Rich Data and the Increasing Value of the Internet of Things” dated April 2014, “Worldwide Business Analytics Software Forecast, 2016-2020” dated August 2016 and “The State of Self-Service Data Preparation and Analysis Using Spreadsheets” dated November 2016.

2. IDC consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Registration Statement. In granting such consent, IDC represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

Sincerely,

International Data Corporation

By:	/s/ Dan Vesset

Name:	Dan Vesset

Title:	Group Vice President

Date:	12/2/2016

Exhibit A

“According to IDC, the worldwide market for business analytics software represented approximately $41 billion in 2015 and is expected to grow to approximately $61 billion in 2020. Within the broader business analytics software market, our solutions currently address the business intelligence and analytic tools, analytic data integration and spatial information analysis markets, which collectively represented approximately $18 billion in 2015 and are expected to grow to approximately $27 billion in 2020.”

“According to a separate IDC study that we commissioned, an estimated 21 million spreadsheet users worldwide will work on advanced data preparation and analytics in 2016.”

“In the same study, IDC estimated that over 80% of spreadsheet users are using manual copy and paste methods to acquire data. The IDC study also estimated that in the United States alone, there is a cost to companies of approximately $60 billion per year associated with time spent by data workers repeating processes when data sources are updated.”

“The amount of data and diversity of its type, format, and source location are rapidly increasing. Based on the EMC Digital Universe Study with research and analysis by IDC, IDC estimates that the quantity of data will double every two years and reach 44 trillion gigabytes by 2020.”